

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 1, 2018

Marat Asylbekov
President, Treasurer and Secretary
Exent Corp.
Stroitelnaya str. 9-1, Ivanovka
Chui Region, Kyrgyzstan 72000

> **Re: Exent Corp.**
> **Registration Statement on Form S-1**
> **Filed February 2, 2018**
> **File No. 333-222829**

Dear Mr. Asylbekov:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. You appear to be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, we note that you have no operations, nominal assets and no revenues to date. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status or otherwise provide us with a detailed legal analysis explaining why you are not a shell company.

Prospectus Cover Page

2. Please limit your prospectus cover page to one page. See Item 501(b) of Regulation S-K.

3. We note your statement that "after the effective date" of the registration statement you plan to take the necessary steps to have your stock quoted on an exchange or an over-the-counter market. On page 10, you state that you plan to contact a market maker "immediately following the close of the offering." Please revise accordingly here and throughout the registration statement.

Risks Associated With This Offering

We Will Incur Ongoing Costs and Expenses…, page 10

4. We note your disclosure that Mr. Asylbekov has verbally agreed to loan the company funds to complete the registration process and as of December 31, 2017, has loaned you $224. Please file a written description of this verbal agreement as an exhibit to the registration statement. For further guidance, please refer to Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations.

Plan of Operations, page 14

5. We note your disclosure on page 14 that you "do not expect to purchase or sell plant or significant equipment." However, on page 15 you state that you plan to purchase machines and equipment. Please revise or advise accordingly.

General Description of Business, page 18

6. Please disclose the sources and availability of raw materials and the names of any principal suppliers. See Item 101(h)(4)(v) of Regulation S-K.

Government Regulation, page 19

7. We note that you are a Nevada corporation that plans to operate in Kyrgyz Republic. We also note that you plan to sell your products in Kyrgyz Republic, China, Europe and Commonwealth of Independent States countries. Please provide a more detailed discussion of the effect of existing or probable governmental regulations on your business and any governmental approvals. See Item 101(h)(4)(viii) and (ix) of Regulation S-K.

Item 16. Exhibits, page II-1

8. Please file your counsel's legal opinion and consent as an exhibit. See Item 601(b)(5) and Item 601(b)(23) of Regulation S-K.

9. Please file your form of subscription agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction